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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC 408

SEC FILE NUMBER
8- 68458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICROVENTURE MARKETPLACE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 SAN GABRIEL STREET, SUITE 212
(No. and Street)

AUSTIN	TEXAS	78705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CLARK (512) 212-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUER & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

P.O. BOX 27887	AUSTIN	TEXAS	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, WILLIAM CLARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICROVENTURE MARKETPLACE INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

ROBI TORRES SOLANO
NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID 13077952-1
8/15/2020

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MicroVenture Marketplace, Inc.

Financial Statements and
Report of Independent Registered Public Accounting Firm

December 31, 2017

MICROVENTURE MARKETPLACE, INC.
Index to Financial Statements and Supplemental Schedules
December 31, 2017

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MicroVenture Marketplace, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MicroVenture Marketplace, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MicroVenture Marketplace, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MicroVenture Marketplace, Inc.'s management. Our responsibility is to express an opinion on MicroVenture Marketplace, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MicroVenture Marketplace, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of MicroVenture Marketplace, Inc.'s financial statements. The supplemental information is the responsibility of MicroVenture Marketplace, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as MicroVenture Marketplace, Inc.'s auditor since 2014.

Austin, Texas
February 27, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

MICROVENTURE MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash and cash equivalents	$	1,807,453
Property and equipment, net		43,810
Other assets		38,329
TOTAL ASSETS	$	1,889,592
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	54,504
		54,504
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized, 100 issued and outstanding		1
Additional paid-in capital		2,709,773
Accumulated deficit		(874,686)
Total stockholder's equity		1,835,088
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,889,592

See notes to financial statements.

MICROVENTURE MARKETPLACE, INC.
Statement of Operations
For the Year Ended December 31, 2017

REVENUES:	
Commission income	$ 3,023,046
Interest earned	2,580
Total Revenues	3,025,626
EXPENSES:	
Salaries and wages	1,165,043
Occupancy and equipment costs	251,390
Regulatory fees and expenses	219,055
Insurance	94,247
Marketing and advertising	49,924
Technology fees	47,822
Professional and legal fees	36,648
Bank charges	20,801
Travel	17,726
Computer hardware & software	13,047
Communications	7,367
Other expenses	63,847
Total Expenses	1,986,917
INCOME BEFORE INCOME TAXES	1,038,709
Income tax expense	-
NET INCOME	$ 1,038,709

See notes to financial statements.

MICROVENTURE MARKETPLACE, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-in	Accumulated Deficit	Total
	Shares	Amount	Capital		
Balances at December 31, 2016	100	$ 1	$ 2,709,773	$ (1,913,395)	$ 796,379
Net Income	-	-	-	1,038,709	1,038,709
Balances at December 31, 2017	100	$ 1	$ 2,709,773	$ (874,686)	$ 1,835,088

See notes to financial statements.

MICROVENTURE MARKETPLACE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	1,038,709
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		6,010
Change in operating assets and liabilities:		
Other assets		35,195
Accounts payable and accrued expenses		46,779
Net cash provided by operating activities		1,126,693
Cash flows from investing activities:		
Issuance of loans to related parties		(79,000)
Repayment of loans to related parties		79,000
Property and equipment purchases		(40,098)
Net cash used in investing activities		(40,098)
Net increase in cash		1,086,595
Cash and cash equivalents at beginning of year		720,858
Cash and cash equivalents at end of year	$	1,807,453

See notes to financial statements.

Note 1 - Nature of Business

MicroVentures Marketplace, Inc. (the "Company"), a Delaware corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web-based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions. The Company is a wholly-owned subsidiary of MicroVentures Inc. (the "Parent"), a Delaware corporation.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition
Commission and due diligence fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client. The Company is evaluating the revenue recognition standards for brokers and dealers and will implementing the new standards as required.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, loans to related parties and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years and furniture is depreciated over seven years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Note 2 - Significant Accounting Policies (continued)

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of December 31, 2017, the Company did not have any uncertain tax positions.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2017, the Company's Texas margin tax expense is not significant.

Management Review
The Company has performed an evaluation of subsequent events through the date of the Report of the Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure to its financial statements.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

Note 2 - Significant Accounting Policies (continued)

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocation the transactions price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. The new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2017:

Computers and equipment	$ 29,665
Furniture	31,953
Subtotal	61,618
Less accumulated depreciation	(17,808)
Total	$ 43,810

Depreciation expense for the year ended December 31, 2017 was $6,010.

Note 4 – Related Party Transactions

During 2017, the Company entered into several note receivable agreements with related parties for a total of $79,000. The Company received repayment on these related party receivables in the amount of $79,000 during 2017. The note receivables are non-interest bearing. The note receivables have a maturity date typically of less than 30 days. As of December 31, 2017, there were no notes receivable outstanding.

The Company has agreements with several funds set up by a related party owned by the majority shareholders and management of the Company. The funds are set up as collective investment vehicles created for the purpose of making and managing investments in convertible promissory notes of early stage privately held companies. The Company acts as a placement agent for these funds. As part of the placement agreement the Company earns commission and placement fees for investments made by the funds in the early stage privately held Companies. During 2017, the Company recognized $2,866,357 in revenue from such related parties. Additionally, the Company has an expense sharing agreement with the related party

Note 4 – Related Party Transactions (continued)

that sets up the funds. In 2017, the Company paid $183,783 to the related party as part of the expense sharing agreement.

Note 5 - Commitments and Contingencies

The Company leases office space under an operating lease that expired in December 2017. After the expiration, the Company exercised its holdover right and began paying month to paid for 2018. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $127,834 for the year ended December 31, 2017.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2017 are as follows:

Deferred tax assets (liabilities):	
Depreciable assets	$ (13,195)
Net operating loss carryover	235,045
Total net deferred tax assets	221,850
Less valuation allowance	(221,850)
	$ -

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance decreased by $353,963 during the year ended December 31, 2017.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$ 353,161
Other	802
Change in valuation allowance	(353,963)
Income tax provision (benefit)	$ -

Note 6 - Income Taxes (continued)

As of December 31, 2017, the Company had federal net operating loss carryforwards of approximately $691,000, which will expire in varying amounts beginning in 2030, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $1,722,412 and $250,000, respectively, which was $1,472,412 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.03 to 1.

MICROVENTURE MARKETPLACE, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

Total stockholder's equity qualified for net capital	$	1,835,088
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		43,810
Other assets		38,329
Total deductions and/or charges		82,139
Net capital before haircuts on securities		1,752,949
Haircuts on securities		30,537
Net capital	$	1,722,412
Aggregate indebtedness		
Accounts payable and accrued expenses	$	54,504
Total aggregate indebtedness	$	54,504
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	1,472,412
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,422,412
Ratio of aggregate indebtedness to net capital		.03 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as reported by MicroVenture Marketplace, Inc. on Form X-17A-5, filed on January 25, 2018. Accordingly, no reconciliation is deemed necessary.

MICROVENTURE MARKETPLACE, INC.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

MICROVENTURE MARKETPLACE, INC.
Schedule III
Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MicroVenture Marketplace, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2017, in which (1) MicroVenture Marketplace, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MicroVenture Marketplace, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) MicroVenture Marketplace, Inc. stated that MicroVenture Marketplace, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MicroVenture Marketplace, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MicroVenture Marketplace, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

MicroVentures

February 23, 2018

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2017

MicroVenture Marketplace, Inc. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 20157 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

MICROVENTURE MARKETPLACE, INC.

William Clark
CEO

2905 San Gabriel Street, Suite 212 | Austin, Texas 78705
Phone: (512) 212-1160 | www.microventures.com

BAUER & COMPANY
audit & accounting services

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
MicroVenture Marketplace, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by MicroVenture Marketplace, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of MicroVenture Marketplace, Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating MicroVenture Marketplace, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MicroVenture Marketplace, Inc.'s management is responsible for MicroVenture Marketplace, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2706*********************MIXED AADC 220
68458 FINRA DEC
MICROVENTURE MARKETPLACE INC
2905 SAN GABRIEL ST STE 212
AUSTIN, TX 78705-3541

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TYLER GRAY 512-275-6309

2. A. General Assessment (item 2e from page 2) $ 4,538.44

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,218.61)

July 27, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,319.83

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,319.83

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MicroVenture Marketplace Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23RD day of February, 2018.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,025,626

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 3,025,626

2e. General Assessment @ .0015 $ 4538.44

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